Global Med Technologies, Inc.
12600 West Colfax
Suite C-240
Lakewood, CO 80215

July 28, 2005

VIA CORRESPONDENCE

Wilson K. Lee
Staff Accountant
Division of Corporate Finance
Telephone Number: (202) 551-3468
Facsimile Number: (202) 772-9209

Re:	Global Med Technologies, Inc. Letter dated July 12, 2005

Dear Mr. Lee:

The following comments are hereby added to Global Med Technologies, Inc. (“Global Med” or the “Company”) letter dated July 26, 2005 that address comments from the Securities Exchange Commission (“SEC”) from your letter dated July 12, 2005.

In connection with this letter and the letter dated July 26, 2005, the following statements apply:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael I. Ruxin

Michael I. Ruxin

Chairman of the Board and
Chief Executive Officer and
Acting Principal Financial and
Accounting Officer